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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No.6)*

                   Interchange Financial Services Corporation
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                           Common Stock, no par value
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                                    458447109
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                                 (CUSIP Number)

            Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054
                                 (973) 952-0405
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report The acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  SCHEDULE 13D

CUSIP No. 458447109
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Seidman Investment Partnership II, L.P.     22-3603662

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)                                            [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey

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                 7   SOLE VOTING POWER
NUMBER OF                    137,991
SHARES           ---------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER
OWNED BY
PERSON           ---------------------------------------------------------------
WITH             9   SOLE DISPOSITIVE POWER
                             137,991
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                 10  SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             137,991

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .67

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14   TYPE OF REPORTING PERSON*   PN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 458447109
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Raymond Vanaria     ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)                                           [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey

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                 7   SOLE VOTING POWER
NUMBER OF                      3,800
SHARES           ---------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER
OWNED BY
PERSON           ---------------------------------------------------------------
WITH             9   SOLE DISPOSITIVE POWER
                               3,800
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               3,800

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .018

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14   TYPE OF REPORTING PERSON*   IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

This statement on Schedule 13 D which was filed on April 13, 2005, Amendment No.1 was filed on June 29, 2005, Amendment No.2 was filed on August 23, 2005, Amendment No. 3 was filed on November 14, 2005, Amendment No. 4 was filed on December 9, 2005, and Amendment No.5 was filed on February 8, 2006 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Broad Park Investors, L.L.C ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Pollack Investment Partnership, L.P. ("PIP"), Lawrence Seidman ("Seidman"), and Dennis Pollack ("Pollack") collectively, the ("Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock ("the Shares") of Interchange Financial Services Corporation ("IFCJ"), a New Jersey corporation, is hereby amended as set forth below. Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Kerrimatt, LP ("Kerrimatt") has been removed as a Reporting Person since it has sold all of its respective stock in IFCJ to Broad Park, an affiliated entity. The shares owned by Neal Axelrod ("Axelrod") and Raymond Vanaria ("Vanaria") are included herein since they have agreed to run for the Board of Directors of IFCJ with the support of the other Reporting Persons in opposition to IFCJ's management slate of directors. Therefore, Axelrod and Vanaria shall herein after be included as Reporting Persons. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction

On March 30, 2006 Anthony S. Abbate ("Mr. Abbate"), President and Chief Executive Officer of Interchange Financial Services Corporation ("IFCJ") was deposed in connection with litigation between Seidman and IFCJ. During his deposition Mr. Abbate stated he had conversations with representatives of two
(2) financial institutions within the last three (3) months. [The topic(s) discussed was/were not disclosed; except, it was stated there was no discussion about Seidman]

Subsequent to Mr. Abbate's deposition, Seidman received a phone call from a business reporter who inquired whether Mr. Seidman could verify the existence of discussions between IFCJ and PNC Financial Services ("PNC"). Seidman responded that he was unable to provide the requested verification. Seidman did inform the reporter that Mr. Abbate did testify, during his recent deposition, that he had a conversation with a representative of PNC; however, the subjects discussed were not disclosed (Mr. Abbate did state the conversation did not involve social matters). On April 7, 2006, a copy of the transcript of Mr. Abbate's deposition was sent to the reporter in order to assure the reporter would have access to the exact statements made by Mr. Abbate, as well as the context of those statements.

5. Interest in Securities of the Issuer

(a) (b) (c) As of the close of business on March 30, 2006, the Reporting Persons owned beneficially an aggregate of 1,037,305 shares of Common Stock, which constituted approximately 5.10% of the 20,327,867 shares of Common Stock outstanding as of February 28, 2006, as disclosed in the Company Form 10-K for the fiscal year ended December 31, 2005.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock, except for previously reported transactions.

Schedule A

                                      COST
                          DATE         PER
ENTITY                   PURCH        SHARE           COST          SHARES
-------------------     -------     ---------     -----------     ---------
SIP II                   3/8/06       18.0700       63,245.05        3,500
SIP II                  3/22/06       18.4299       42,388.76        2,300
SIP II                  3/23/06       18.6038       98,600.00        5,300
                 Total                             204,233.81       11,100
Raymond Vanaria         2/28/06       19.7400       35,532.00        1,800
                 Total                              35,532.00        1,800

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    April 11, 2006                      /ss/ Lawrence B. Seidman
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         Date                           Lawrence B. Seidman
                                        Power of Attorney pursuant
                                        to Joint Agreement dated
                                        July 26, 2004

    April 11, 2006                      /ss/ Neal S. Axelrod
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         Date                           Neal S. Axelrod

    April 11, 2006                      /ss/ Raymond Vanaria
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         Date                           Raymond Vanaria